Exhibit 99.1

Alaska Communications Announces Expiration of “Go-Shop” Period, Receipt of Superior Proposal and Qualification of Excluded Parties

ANCHORAGE, Alaska, December 4, 2020 -- Alaska Communications Systems Group, Inc. (NASDAQ: ALSK) (“Alaska Communications” or the “Company”) today announced that the 30-day “go-shop” period set forth in the previously announced definitive agreement and plan of merger with affiliates of Macquarie Capital (“Macquarie”) and GCM Grosvenor (“GCM”), through its Labor Impact Fund, L.P. (the “ Macquarie/GCM Merger Agreement”) expired at 11:59 p.m. on December 3, 2020 and also announced that it has received two acquisition proposals: one from a third party (the “Superior Proposal Bidder”) at $3.15 per share, which the Board has determined constitutes a “Superior Proposal” as defined in the Macquarie/GCM Merger Agreement (the “Superior Proposal Offer”), and one from a different third party (the “Acquisition Proposal Bidder,” and together with the Superior Proposal Bidder, the “Bidders”) that the Board has determined would reasonably be expected to result in a Superior Proposal (the “Acquisition Proposal Offer,” and together with the Superior Proposal Offer, the “Go-Shop Offers”).

Results of “Go-Shop” Period

During the "go-shop" period, representatives of B. Riley Securities, LLC, financial advisor to Alaska Communications, contacted more than 50 strategic parties and financial sponsors on behalf of the Company to determine whether they have an interest in making a proposal to acquire the Company. As a result of the go-shop process, Alaska Communications received the Go-Shop Offers.

After consulting with its outside counsel and financial advisors, the Company’s Board determined that the Superior Proposal Offer constitutes a Superior Proposal, and that the Acquisition Proposal Offer would reasonably be expected to result in a Superior Proposal. Therefore, each of the Bidders is an "Excluded Party," as defined in the Macquarie/GCM Merger Agreement, and Alaska Communications is permitted, subject to the provisions of the Macquarie/GCM Merger Agreement, to continue to solicit, initiate, facilitate and encourage proposals from, supply non-public information to, and engage in, continue and otherwise participate in discussions and negotiations with, the Bidders. Following the expiration of the go-shop period, Alaska Communications became subject to customary "no shop" provisions other than with respect to the Bidders. The "no shop" provisions restrict the ability of the Company and its representatives to solicit alternative acquisition proposals from third parties or to supply confidential information to third parties, subject to customary "fiduciary out" provisions.

Go-Shop Offers

Under the terms of the Superior Proposal Offer, the Superior Proposal Bidder would acquire the Company for nominal consideration of $3.15 per share, reflecting a transaction valued at approximately $318 million including debt.

The Company has notified Macquarie and GCM of the Board’s determination that the Superior Proposal Offer is a Superior Proposal under the Macquarie/GCM Merger Agreement and, pursuant to the Macquarie/GCM Merger Agreement, Macquarie and GCM have the right for four Business Days beginning December 4 to negotiate an amendment of the Macquarie/GCM Merger Agreement so that the Superior Proposal Offer will no longer be a “Superior Proposal.”

Under the Macquarie/GCM Merger Agreement, the Company is required to pay a $4.2 million termination fee to Macquarie and GCM if the Board terminates the Macquarie/GCM Merger Agreement in order to enter into an agreement with the Superior Proposal Bidder.

At this time, the Company remains subject to the Macquarie/GCM Merger Agreement and the Board has not changed its recommendation in support of the existing Macquarie/GCM Merger Agreement, or its recommendation that the Company’s stockholders adopt the Macquarie/GCM Merger Agreement. There can be no assurance that a transaction with the Superior Proposal Bidder will be consummated. There can be no assurance that Macquarie and GCM will seek to negotiate with the Company or will make a revised offer.

The Board has not yet determined that the Acquisition Proposal Offer constitutes a Superior Proposal under the Macquarie/GCM Merger Agreement. There can be no assurance that the Acquisition Proposal Offer will ultimately result in a Superior Proposal, and discussions and negotiations with the Acquisition Proposal Bidder could terminate at any time.

Advisors

B. Riley Securities, Inc. is serving as financial advisor and Sidley Austin LLP is serving as legal advisor to Alaska Communications in connection with the transaction.

About Alaska Communications

Alaska Communications (NASDAQ: ALSK) is the leading provider of advanced broadband and managed IT services for businesses and consumers in Alaska. The Company operates a highly reliable, advanced statewide data network with the latest technology and the most diverse undersea fiber optic system connecting Alaska to the contiguous U.S. For more information, visit www.alaskacommunications.com or www.alsk.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in connection with the proposed acquisition of the Company by Macquarie Capital and GCM Grosvenor, whereby the Company will become a wholly owned subsidiary of an affiliate of Macquarie Capital and GCM Grosvenor (the “proposed merger”), pursuant to a definitive Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Juneau Parent Co, Inc. (“Parent”) and Juneau Merger Co, Inc. (“Merger Sub”). The proposed merger will be submitted to the Company’s stockholders for their consideration at a special meeting of the stockholders. In connection therewith, the Company intends to file relevant materials with the United States Securities and Exchange Commission (SEC), including a proxy statement on Schedule 14A, which will be mailed or otherwise disseminated to the Company’s stockholders. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER. Stockholders may obtain free copies of the definitive proxy statement, any amendments or supplements thereto and other documents containing important information about the Company or the proposed merger, once such documents are filed with the SEC, free of charge at the SEC's website at www.sec.gov, or from Alaska Communications at alsk.com or by directing a request to the Company’s Investor Relations Department at investors@acsalaska.com.

Participants in the Solicitation

The Company and certain of its directors and executive officers and other members of management and employees may be deemed to be "participants" in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the Company's directors and executive officers and their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement on Schedule 14A for its 2020 annual meeting of stockholders filed with the SEC on April 29, 2020. To the extent holdings of the Company’s securities by such participants (or the identity of such participants) have changed, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement and may be included in relevant documents filed with the SEC regarding the proposed merger, if and when they become available. Free copies of these materials may be obtained as described in the preceding paragraph.

Alaska Communications Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 16, 2020 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at https://www.alsk.com/. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Alaska Communications Media Contact

Heather Cavanaugh, 907-564-7722

Director, External Affairs and Corporate Communications

Alaska Communications Investor Contact

Tiffany Smith, 907-564-7556

Manager, Board and Investor Relations

investors@acsalaska.com

SOURCE Alaska Communications Systems Group Inc.